==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -----------

                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO. 4 (FINAL AMENDMENT))*

                                  -----------

                         ImClone Systems Incorporated
                      (Name of Subject Company (Issuer))

                         Bristol-Myers Squibb Company
                    Bristol-Myers Squibb Biologics Company
                     (Names of Filing Persons (Offerors))

                                  -----------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                  -----------

                                   45245W109
                     (CUSIP Number of Class of Securities)

                                  -----------

                         Bristol-Myers Squibb Company
                                345 Park Avenue
                           New York, New York 10154
                           Telephone: (212) 546-4000
                        Attention: Corporate Secretary

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                              Susan Webster, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                                  -----------

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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* This final amendment required by ss. 240.14d-3(b)(2) and ss. 240.13e-4(c)(4)
satisfies the reporting requirements of section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by the offerors in the tender offer.

CUSIP No.  45245W109


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BRISTOL-MYERS SQUIBB COMPANY
     22-0790350
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
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3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
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               7    SOLE VOTING POWER
                    14,392,003
  NUMBER OF    ---------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         14,392,003
   PERSON      ---------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,392,003
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9% (1)
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14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Based on 72,344,087 shares issued and outstanding on September 27, 2001.

CUSIP No.  45245W109


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BRISTOL-MYERS SQUIBB BIOLOGICS COMPANY
     22-0790350
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     af
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    14,392,003
  NUMBER OF    ---------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         14,392,003
   PERSON      ---------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,392,003
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9% (1)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Based on 72,344,087 shares issued and outstanding on September 27, 2001.

     This Amendment No. 4 amends the Tender Offer Statement on Schedule TO initially filed on September 28, 2001, as amended by Amendment No. 1 filed on October 12, 2001, Amendment No. 2 filed on October 26, 2001 and Amendment No. 3 filed on October 29, 2001 (such Tender Offer Statement on Schedule TO and all amendments thereto collectively constituting the "Schedule TO"), by Bristol-Myers Squibb Biologics Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Parent"), to purchase up to 14,392,003 of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Company"), at a purchase price of $70.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 2001 ("Offer to Purchase"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     Item 3 of the Schedule TO is hereby amended and supplemented by including the following:

          On October 19, 2001, Frederick S. Schiff replaced Eileen S. Silvers as a Director of the Purchaser and Ms. Silvers was removed as Vice
President of the Purchaser.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 of the Schedule TO is hereby amended and supplemented by including the following:

          A total of 67,146,497 Shares were validly tendered and not withdrawn in the Offer, including Shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedures. The Purchaser has accepted for payment 14,392,003 Shares at the Offer Price. In accordance with the terms of the Offer, Parent and the Purchaser have been informed by the Depositary that the final proration factor for the Offer is
21.43374995 percent.

          Based on 72,344,087 Shares issued and outstanding on September 27, 2001, the Purchaser, following the purchase of the Shares, will be the record owner of approximately 19.9% of the outstanding Shares. The Purchaser will also have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares. Parent, by virtue of its ownership of all of the capital stock of the Purchaser, is a beneficial owner of all of the Shares owned by the Purchaser.

          On November 1, 2001, Parent issued a press release announcing the final results and proration factor of the Offer, a copy of which is filed as Exhibit (a)(1)(O) to this Amendment No. 4 and is incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

          On November 1, 2001, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(O) and is incorporated herein by reference.


ITEM 12.  EXHIBITS

(a)(1)(O) Press Release issued by Parent on November 1, 2001.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Bristol-Myers Squibb Biologics Company
                                       By:  /s/ Sandra Leung
                                            -----------------------------------
                                            Name:  Sandra Leung
                                            Title: Vice President and Secretary

                                       Bristol-Myers Squibb Company
                                       By:  /s/ Frederick S. Schiff
                                            -----------------------------------
                                            Name:  Frederick S. Schiff
                                            Title: Senior Vice President and
                                                   Chief Financial Officer

Dated: November 1, 2001

                               INDEX TO EXHIBITS




**(a)(1)(A)         Offer to Purchase dated September 28, 2001.
**(a)(1)(B)         Recommendation Statement on Schedule 14D-9 of the Company
                    dated September 28, 2001 (incorporated by reference to
                    Schedule 14D-9 filed with the Commission by the Company on
                    September 28, 2001).
**(a)(1)(C)         Letter of Transmittal.
**(a)(1)(D)         Notice of Guaranteed Delivery.
**(a)(1)(E)         Letter to Brokers, Dealers, Banks, Trust Companies and
                    Other Nominees.
**(a)(1)(F)         Letter to Clients for use by Brokers, Dealers, Banks,
                    Trust Companies and Other Nominees.
**(a)(1)(G)         Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.
**(a)(1)(H)         Press Release issued by Parent on September 19, 2001.
**(a)(1)(I)         Summary Advertisement published September 28, 2001.
**(a)(1)(J)         Letter to Stockholders of the Company from the President
                    and Chief Executive Officer of the Company dated
                    September 28, 2001.
**(a)(1)(K)         Form of Notice of Conditional Exercise.
**(a)(1)(L)         Instructions for Conditional Exercise.
**(a)(1)(M)         Memorandum to Eligible Option Holders.
**(a)(1)(N)         Press Release issued by Parent on October 29, 2001.
(a)(1)(O)           Press Release issued by Parent on November 1, 2001.
**(a)(5)(A)         Advertisement as published in the Wall Street Journal on
                    October 11, 2001.
 (b)                Not applicable.
**(d)(1)            Acquisition Agreement dated as of September 19, 2001,
                    among Parent, the Purchaser and the Company.
**(d)(2)            Stockholder Agreement dated as of September 19, 2001,
                    among Parent, the Purchaser and the Company.
**(d)(3)            Development, Promotion, Distribution and Supply Agreement
                    dated as of September 19, 2001 among Parent, E.R. Squibb &
                    Sons, L.L.C. and the Company.*
**(d)(4)            Confidentiality Agreement dated May 19, 2001 between
                    Parent and the Company.
**(d)(5)            Letter Agreement dated September 19, 2001 between Parent
                    and Dr. Harlan Waksal.
**(d)(6)            Letter Agreement dated September 19, 2001 between Parent
                    and Samuel Waksal, Ph.D.
 (g)                Not applicable.
 (h)                Not applicable.

-----------------------------
* Certain portions of this agreement have been omitted pursuant to an application for confidential treatment filed with the Commission by Parent, the Purchaser and the Company pursuant to Rule 24b-2, under the Exchange Act.
**      Previously filed.

Contact:     Charles Borgognoni                       Timothy Cost
             Public Affairs                           Investor Relations
             212/546-3992                             212/546-4103


           BRISTOL-MYERS SQUIBB ANNOUNCES FINAL PRORATION FACTOR FOR
                         IMCLONE SYSTEMS TENDER OFFER


(New York, N.Y., November 1, 2001) - - Bristol-Myers Squibb Company (NYSE:
BMY) announced today the final proration factor in its tender offer for 14,392,003 shares of common stock of ImClone Systems Incorporated (NASDAQ:
IMCL). The final proration factor for the tender offer is 21.43374995 percent; after giving effect to proper delivery of shares tendered pursuant to the notice of guaranteed delivery procedure, 67,146,497 shares of ImClone Systems common stock were validly tendered and not withdrawn in the offer, including shares underlying stock options conditionally exercised in the offer. Bristol-Myers Squibb announced the preliminary results of the offer on October 29, 2001.

Bristol-Myers Squibb purchased 14,392,003 ImClone shares in the tender offer, which expired at midnight Eastern time on Friday, October 26, 2001. The shares purchased represent approximately 19.9 percent of approximately 72 million ImClone Systems shares outstanding just prior to the commencement of the offer. The depositary for the offer will promptly issue payment of $70 net per share for the shares accepted in the offer and return to stockholders all shares not accepted as a result of proration. The completion of the tender offer is part of a strategic agreement between Bristol-Myers Squibb and ImClone Systems to co-develop and co-promote IMC-C225, ImClone Systems' investigational monoclonal antibody, in the United States, Canada and Japan.

Bristol-Myers Squibb is an $18 billion pharmaceutical and related health care products company whose mission is to extend and enhance human life.

                                      ###

This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to any securities. Any such offer or solicitation is made only by means of the Offer to Purchase under the rules and regulations of the Securities and Exchange Commission.